Deutsche Bank Securities Inc.

1 Columbus Circle

New York, New York 10019

United States

China International Capital Corporation Hong Kong Securities Limited

29th Floor, One International Finance Centre

1 Harbour View Street

Central, Hong Kong

CLSA Limited

18/F, One Pacific Place

88 Queensway

Hong Kong

VIA EDGAR

October 1, 2024

Ms. Jennifer O’Brien

Ms. Kimberly Calder

Mr. Kevin Dougherty

Mr. Daniel Morris

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BingEx Limited (CIK No. 0001858724)

Registration Statement on Form F-1, as amended (File No. 333-282091)

Ladies and Gentlemen:

We hereby join BingEx Limited (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time, on October 3, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we will take reasonable steps to secure adequate distribution of the Company’s preliminary prospectus dated September 27, 2024 to underwriters, institutional investors, dealers and others prior to the requested effective time of the Registration Statement.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature pages follow)

Very truly yours,

As representative of the several underwriters

Deutsche Bank Securities Inc.

By:	/s/ Stephane Gruffat
Name:	Stephane Gruffat
Title:	Managing Director

By:	/s/ Ben Selinger
Name:	Ben Selinger
Title:	Managing Director

[Signature Page to Acceleration Request Letter]

Very truly yours,

As representative of the several underwriters

China International Capital Corporation Hong Kong Securities Limited

By:	/s/ Gong Shu
Name:	Gong Shu
Title:	Managing Director

[Signature Page to Acceleration Request Letter]

Very truly yours,

As representative of the several underwriters

CLSA Limited

By:	/s/ Hang Li
Name:	Hang Li
Title:	Managing Director

By:	/s/ Peter Ng
Name:	Peter Ng
Title:	Executive Director

[Signature Page to Acceleration Request Letter]